UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
Polaris Industries Inc. Retirement Committee
Polaris 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Polaris 401(k) Retirement Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 26, 2014

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
Assets
Investments, at fair value	$395,179,516	$304,910,226
Notes receivable from participants	9,498,316	8,704,420
Accrued income receivable	30	126
Net assets reflecting all investments at fair value	404,677,862	313,614,772
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(345,365)	(1,297,772)
Net assets available for benefits	$404,332,497	$312,317,000
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2013	2012
Net assets available for benefits, beginning of year	$312,317,000	$270,593,669
Contributions:
Employer	10,585,323	9,318,721
Employee	15,597,873	13,828,980
Rollover	1,916,928	1,147,540
Total contributions	28,100,124	24,295,241
Transfers in from ESOP (Note 8)	10,072,783	4,566,518
Investment gain:
Interest and dividend income	9,100,413	5,748,846
Net realized and unrealized gain in fair value of investments:
Polaris Industries Inc. common stock	13,370,176	6,166,095
Common collective trust funds	11,609,995	7,393,407
Mutual funds	41,994,983	16,255,521
Total investment gain	76,075,567	35,563,869
Distributions to participants	(22,146,092)	(22,658,176)
Administrative expenses	(86,885)	(44,121)
Net increase	92,015,497	41,723,331
Net assets available for benefits, end of year	$404,332,497	$312,317,000
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and the Company’s U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is used for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 10.25% as of December 31, 2013.
Plan Operations. Certain administrative costs totaling $17,924 and $17,311, for the plan years ended December 31, 2013 and 2012, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the Trustee). The Plan is administered by an executive committee appointed by the Board of Directors of the Company.
Contributions/Participant Accounts. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan, up to the annual contribution limit established by the Internal Revenue Service (IRS) of $17,500 for 2013 and $17,000 for 2012. Participants age 50 or older may elect to make up to a $5,500 catch-up contribution in excess of the IRS limits stated above. Employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Plan earnings, as defined, are allocated pro rata based on participants’ account balances.
Vesting. Participants are immediately vested in their pretax and employer contributions, including actual investment earnings thereon.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment as available per plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

2. Significant Accounting Policies and Procedures
Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Under the Financial Accounting Standards Board (FASB) guidance of reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA investment company guide and defined contribution health and welfare and pension plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Wells Fargo Stable Return Fund common collective trust. As required, the statements of net assets available for benefits present the fair value of the investment in the common collective trusts, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Wells Fargo Stable Return Fund is based on the underlying investments of the fund. The contract value of the Wells Fargo Stable Return Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.
Notes Receivable From Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurement
Accounting Standards Codification (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds - Valued at the net asset value of shares held by the Plan at year-end based on publically traded values for the funds.
Common collective trust funds - Valued at net asset value based on the fair value of the underlying assets in the fund as reported by the issuer of the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$3,822,845	$3,822,845	$—	$—
Company stock	30,347,590	30,347,590	—	—
Common collective trust funds:
Life cycle funds(a)	88,194,548	—	88,194,548	—
Stable value fund(b)	42,375,380	—	42,375,380	—
Mutual funds:
Domestic equities	184,915,763	184,915,763	—	—
International equities	27,459,772	27,459,772	—	—
Fixed income funds	18,063,618	18,063,618	—	—
Total	$395,179,516	$264,609,588	$130,569,928	$—

	Fair Value Measurement as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$2,397,355	$2,397,355	$—	$—
Company stock	17,585,499	17,585,499	—	—
Common collective trust funds:
Life cycle funds(a)	66,009,311	—	66,009,311	—
Stable value fund(b)	42,458,851	—	42,458,851	—
Mutual funds:
Domestic equities	134,029,840	134,029,840	—	—
International equities	20,627,331	20,627,331	—	—
Fixed income funds	21,802,039	21,802,039	—	—
Total	$304,910,226	$196,442,064	$108,468,162	$—

(a)
This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common collective trust funds share the common goal of first growing and then later preserving principal and contain a variety of asset classes, including value, growth, blend, international, and fixed income, as well as life cycle investment options. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share based on the fair value of the underlying assets in the funds as reported by the issuer of the funds.

(b)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts/constant duration contracts and cash investments. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Investments
The investment options of the Plan at December 31, 2013 and 2012, consists of deposits with 13 funds managed by the Trustee, 16 externally managed funds, and the Company’s common stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the internet.
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2013	2012
Vanguard Institutional Index Fund	$75,109,205	$58,113,505
Neuberger Berman Genesis Fund	54,331,061	40,945,496
Wells Fargo Stable Return Fund:
Contract value	42,030,015	41,161,079
Fair value	42,375,380	42,458,851
Polaris Industries Inc. common stock	30,347,590	17,585,499
American Funds EuroPacific Growth Fund	22,675,596	18,225,210

5. Tax Status
The Plan has received a determination letter from the IRS dated December 15, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. The Plan has issued amendments that have not been contemplated by this determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of the Company’s common stock was $30,347,590 and $17,585,499, at December 31, 2013 and 2012, respectively. During 2013, the Plan received $354,154 in common stock dividends from the Company.

7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

8. Transfers in From ESOP
The Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least ten years of service and meet certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2013 and 2012, was $10,072,783 and $4,566,518, respectively.

9. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$404,332,497	$312,317,000
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	345,365	1,297,772
Net assets available for benefits per the Form 5500	$404,677,862	$313,614,772
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

December 31, 2013
Total additions per the financial statements	$104,175,691
Add adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts at December 31, 2013	345,365
Subtract adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts at December 31, 2012	(1,297,772)
Total income per the Form 5500	$103,223,284

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2013

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$75,109,205
Neuberger Berman Genesis Fund	Mutual fund	54,331,061
Wells Fargo Stable Return Fund	Common collective trust fund (CCT fund)	42,375,380
Polaris Industries Inc. common stock*	Common stock	30,347,590
American Funds EuroPacific Growth Fund	Mutual fund	22,675,596
American Funds The Growth Fund of America	Mutual fund	15,668,023
PIMCO Total Return Fund	Mutual fund	14,774,712
Pyramis Index Lifecycle 2020 Commingled Pool*	CCT fund	14,664,411
Pyramis Index Lifecycle 2030 Commingled Pool*	CCT fund	14,543,441
Pyramis Index Lifecycle 2040 Commingled Pool*	CCT fund	12,415,977
Pyramis Index Lifecycle 2025 Commingled Pool*	CCT fund	11,238,737
Pyramis Index Lifecycle 2035 Commingled Pool*	CCT fund	9,757,704
T. Rowe Price Equity Income Fund	Mutual fund	9,737,213
Artisan Mid Cap Value Fund	Mutual fund	8,048,318
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio	Mutual fund	7,905,252
Pyramis Index Lifecycle 2045 Commingled Pool*	CCT fund	7,605,444
Pyramis Index Lifecycle 2015 Commingled Pool*	CCT fund	6,278,572
Pyramis Index Lifecycle 2050 Commingled Pool*	CCT fund	6,185,448
Vanguard Small Cap Index Fund	Mutual fund	6,149,032
Vanguard Mid Cap Index Fund	Mutual fund	5,280,066
Vanguard Total Bond Market Index Fund	Mutual fund	3,288,906
Fidelity US Treasury Money Market*	Mutual fund	2,923,185
Pyramis Index Lifecycle 2055 Commingled Pool*	CCT fund	2,597,827
Columbia Acorn International Fund	Mutual fund	2,553,990
Vanguard Developed Markets Index Fund	Mutual fund	2,230,186
Alger Small Cap Growth Fund	Mutual fund	1,343,821
Victory Small Company Opportunity I	Mutual fund	1,343,772
Pyramis Index Lifecycle 2010 Commingled Pool*	CCT fund	1,233,740
Pyramis Index Lifecycle 2000 Commingled Pool*	CCT fund	1,189,890
Pyramis Index Lifecycle 2005 Commingled Pool*	CCT fund	483,357
Interest-bearing cash	Cash	899,660
		395,179,516
Participant loans, with interest rates ranging from 4.25% to 10.25%, maturing through October 2023*		9,498,316
Total investments		$404,677,832

* Indicates party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2014	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement
Committee as Plan Administrator

/s/ STACY L. BOGART

Stacy L. Bogart

/s/ JAMES P. WILLIAMS

James P. Williams

/s/ BETH A. PAULSON

Beth A. Paulson

/s/ MICHAEL W. MALONE

Michael W. Malone

/s/ SEAN P. BAGAN

Sean P. Bagan

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically